CESP Companhia Energética de São Paulo

Data — Ref. CESP

02 DEC -3 AM 8:41

São Paulo, November 27, 2002 — CT/FFM/2141/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02060183

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith a free translated copy of the Relevant Fact of CESP – Companhia Energética de São Paulo issued on November 26, 2002.

Very truly yours,

Valmir A. Gomes
Investor Relations Division Manager

Enclosure: 1

dlw 12/4

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

Companhia Energética de São Paulo

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO

CNPJ Nº. 60.933.603/0001-78
NIRE - 35300011996

Open Capital Company

RELEVANT FACT

In compliance with what is provided for in both article 2, sole paragraph, clause XIII of Instruction CVM nº 358, dated January 3, 2002, and Law 10.303 of 10.30.2001, that, among others, altered the wording of article 17 of Law 6.404/76, we inform you that the Board of Directors, in a meeting held on 11.25.2002, decided to submit for the approval of the General Shareholders Meeting, foreseen to be held on December 20, 2002, a proposal to alter article 5 of the Corporate Bylaws, giving the holders of preferred shares the right to receive a dividend 10% higher than that granted for the holders of common shares.

ORIGINAL ASSINADO POR

São Paulo, November 26, 2002
Vicente K. Okazaki
CFO and Investor Relations